Ballard Power Systems Inc.

News Release

Ballard and Consortium Partners Receive CUTA Award For Whistler Fuel Cell Bus Fleet

For Immediate Release – June 17, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) together with BC Transit, New Flyer and PW Transit have been awarded the Canadian Urban Transit Association (CUTA) 2014 Corporate Leadership Innovation Award for the Whistler Fuel Cell Bus Project. The award was presented in Gatineau, Quebec at a lunch ceremony during the CUTA 2014 Annual conference.

CUTA is a national association representing public transit systems, suppliers to the industry, government agencies, individuals and related organizations in Canada. The Corporate Leadership Award for Innovation is presented for transit innovations that break with conventional processes and extend beyond marginal improvements in products and services.

During the 2009-14 period, the Whistler, B.C. 20-bus hydrogen fuel cell fleet demonstrated the provision of regular operational service in an urban transit system. At the completion of the 5-year evaluation, the buses had logged close to 4 million kilometres (2.5 million miles) of revenue service. Ballard’s FCvelocity®-HD6 fuel cell modules, which powered each bus, performed to a high availability standard, exceeding 98 per cent. This demonstration has highlighted the role that fuel cell technology can play in reducing greenhouse gases, with more than 4,400 tonnes of carbon dioxide avoided, in comparison to diesel buses.

Paul Cass, Ballard Vice President and Chief Operations Officer said, “We are very pleased to receive the Corporate Leadership Innovation Award from CUTA for our involvement with the Whistler bus fleet, since that demonstration helped advance our technology toward commercialization and generated international business opportunities for this ‘made in B.C.’ technology.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com